LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

      Admitted in California

Thursday, April 20, 2006

Mr. John Reynolds - Assistant Director

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Dynamic Alert Limited (the "Company")

Amendment No. 6 to Registration Statement on Form SB-2

File No. 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 7 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 7 was filed via Edgar, with a submission date of April 20, 2006.

Below are the comments from your comment letter regarding Amendment No. 6 to Dynamic's Form SB-2, each followed by Dynamic Alert Limited’s responses thereto.

Comment

Item 16.  Description of Business

Principal Products and Services, page 15

1.

Inasmuch as this company has not had any prior experience in the security business and as a result, has had no prior business relationships with any suppliers, please add a statement to address the fact if true, that there is no assurance that the company will be able to purchase products it intends to sell, at a discount.

Response

The Company has added the statement requested by this comment.

Comment

The Market, page 16

2.

We note that the company will make the protection products available to its clients “as part of their planned personal protection package.”  Please clarify whether the company will sell the product at a discount, or whether it is included in the “package” as not extra charge.  Please explain the “planned personal protection package.

Response

The Company has made the clarification requested by this comment. The Company has also revised the phrase “planned personal protection package” to read “personal protection plan”, which phrase has been used and explained elsewhere in the document.

Distribution, page 17

Comment

3.

Inasmuch as having an operational website is key to this company and the fact that there is no website at this time, please clarify the specific plans of management in the event it receives only nominal funds from this offering.  We note that the company needs at least $3000 to develop the website and that there is no assurance that any shares will be sold in this offering.

Response

The Company has clarified in the first paragraph of this section its plans with regards to the website in the case it raises only nominal funds.

Comment

Item 17.  Plan of Operation

4.

We note the statement on page 20 that “[s]hould we be able to raise at least $9000 from this offering, we would be able to begin operations.”  Please reconcile this statement with the disclosure in the above paragraph on page 20 that in the event the company raises only a nominal amount of money from this offering, the company will endeavor to proceed with a modified business plan.”

Response

The Company has revised both of the statements referred to in this comment. If the Company raises $9,000, it will proceed with a modified business plan. If it raises only a nominal amount of money, it will need to raise additional financing.

Comment

5.

We note the new, second full paragraph on page 20 and the statement that “Dynamic believes it can meet its financial obligations and pursue its plan of operations if it can raise enough funding through this offering (together with excess cash on hand after paying all offering costs) to begin its operations and then achieve sales revenue within the following six months.”  How is the company assured of achieving sales revenues at that time?  Please explain the basis for this statement.

Response

The statement referenced by this comment has been deleted.

Comment

6.

It is noted in the initial full paragraph on page 21 that the company intends to provide personal protection service “on a short-term hourly basis as required.” Please briefly disclose how the company plans to accommodate a client’s request for protection on a longer term, possibly days, basis.  Will it sub-contract with another agency?  Would this be possible in light of the fact that you indicate under the section “Competition and Competitive Strategy” that there may not be many or any other companies in the Vancouver marketplace that offers this kind of security protection, as is contemplated by the company?  Please explain.

Response

The Company has added a statement that it will not be able to accommodate a client’s request for longer term protection until training described in this paragraph is completed.

Comment

7.

We note the statement on page 21 that “[o]ur first task will be to purchase sample inventory.”  Please clearly indicate the amount of funding the company will need to purchase sample inventory.  Please explain whether the company will purchase sample inventory with the company’s available cash if adequate funds are not being raised in this offering.  It would be appear that the company could begin operations with its current available cash.  Please explain.

Response

The Company has added explanation regarding its plans for inventory in this paragraph.

Comment

8.

The fifth paragraph on page 21 states “[t]he brochure will also highlight past experience and level of expertise.”  And that this brochure will be developed “within the first two months of operations.”  Considering the fact that management has no direct, prior experience in this industry and the fact that the company has no operating history, please revise as appropriate.

Response

The Company has deleted the statement regarding past experience and level of expertise.

Comment

9.

On page 21 we note the reference to Dynamic’s seminars.  Please indicate when the company will conduct seminars in the next twelve months and provide more details regarding these seminars.  Please explain any funding requirements needed in order for the company to conduct these seminars.  It would appear that limited funding, if any, would be needed.  Please discuss if the company will conduct seminars with the company’s current available cash if limited funds are raised from this offering.

Response

The Company has added the explanation of the seminars as requested by this comment.

Comment

10.

We note the reference to “Assist in industry-specific training for the directors” at the end of the table on page 22.  Please explain this statement in the plan of operations section.

Response

The Company has added a ninth paragraph under Item 17 Plan of Operations in response to this comment.

Comment

11.

We note the reference to “provide industry services” as the last milestone in the table on page 22.  We also note the statement that the company will provide these services beginning “in the 4th quarter, but only if at least $45000 is raised from this offering.”  In the plan of operations section, please explain why the company will only begin providing these services in the fourth quarter and why the company must raise $45000 in order to provide these services.

Response

The Company has revised the statement to stated that these services will begin in the 9th month and deleted the reference to raising at least $45,000. Therefore, the Company does not believe that any further description or discussion is necessary.

Item 19.  Certain Relationships and Related Transactions, page 25

Comment

12.

Please revise to clearly identify all promoters affiliated with the company instead of only identifying those promoters that are related to this offering.  Also, describe all transactions with promoters as required by Item 404(d) of Regulation S-B.  It may be helpful to remove the initial part of your opening statement in the third paragraph.

Response

The Company has identified the promoters that are affiliated with it and added to the first paragraph all transactions with its promoters are described in the second paragraph.

Part II

Item 28.  Undertakings

Comment

13.

Please include the undertaking required by Item 512(a)(4) of Regulation S-B.

Response

The Company has included the undertaking requested by this comment in this Amendment.

Comment

General

14.

A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

Response

The Company has included a currently dated consent from its independent public accountant with this amendment.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler